UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           Brigham Exploration Company
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                Thomas J. Murphy

                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                February 22, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

109178103                                                     Page 2 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners III, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,107,956

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,107,956

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

14        TYPE OF REPORTING PERSON

          PN

109178103                                                     Page 3 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP III Investors, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,107,956

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,107,956

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

14        TYPE OF REPORTING PERSON

          CO

109178103                                                     Page 4 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP-Brigham Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,107,956

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,107,956

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

14        TYPE OF REPORTING PERSON

          PN

109178103                                                     Page 5 of 16 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          4,107,956

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,107,956

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

14        TYPE OF REPORTING PERSON

          PN

109178103                                                     Page 6 of 16 Pages

         Item 1. Security and Issuer.

         The title of the class of equity securities of Brigham Exploration Company, a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"). The address of the principal executive office of the Company is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

         Item 2. Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP III Investors, Inc., a Delaware corporation ("GAP III"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP LP, GAP III and GAP-Brigham, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP LP is GAP III. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of GAP III is as follows:

109178103                                                     Page 7 of 16 Pages


                                                       Principal
                              Residence                Occupation
Name/Title                    or Business Address      or Employment
----------                    -------------------      -------------
Stephen P. Reynolds,          215 East 72nd Street     Retired
President and Director        New York, NY 10021

Steven A. Denning,            3 Pickwick Plaza         Managing Member of
Director                      Greenwich, CT 06830      General Atlantic
                                                       Partners, LLC

David C. Hodgson,             3 Pickwick Plaza         Managing Member of
Director                      Greenwich, CT 06830      General Atlantic
                                                       Partners, LLC

William E. Ford,              3 Pickwick Plaza         Managing Member of
Director                      Greenwich, CT 06830      General Atlantic
                                                       Partners, LLC

Edwin C. Cohen,               Carlin Ventures          Private Investor
Director                      445 Park Avenue
                              9th Floor
                              New York, NY 10022

Alexis M. Cranberg,           Aspect Management        President of oil and gas
Director                      535 16th Street          exploration company
                              Suite 820
                              Denver, CO 80202

Messrs. Cohen and Cranberg are not employed by or affiliated with either of General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC"), GAP-Brigham or GAPCO II. The general partner of GAP-Brigham is Stephen P. Reynolds. Mr. Reynolds is also a special advisor to GAP LLC. The general partners of GAPCO II are Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Franchon M. Smithson, Clifton S. Robbins and Matthew Nimetz (collectively, the "GAPCO II General Partners"). The business address of each of the GAPCO II General Partners is

109178103                                                     Page 8 of 16 Pages

3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAPCO II General Partners is as a general partner of GAPCO II and as a managing member of GAP LLC. Each of the officers and directors of GAP III and each of the GAPCO II General Partners is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of GAPCO II entering into a Securities Purchase and Registration Rights Agreement, dated as of February 22, 2000 (the "Agreement"), among GAPCO II, Special Situations Private Equity Fund, L.L.C. ("Special Situations"), Aspect Resources, L.L.C. ("Aspect") and the Company pursuant to which GAPCO II agreed to purchase from the Company an aggregate of 975,610 shares of the Company's Common Stock and warrants to purchase 325,203 shares of Common Stock (the "Warrants"). The transactions contemplated by the Agreement closed on February 25, 2000 (the "Closing Date"). The price per share for the Common Stock was $2.0525 resulting in an aggregate purchase price of $2,002,439.53. The exercise price for the Warrants is $2.565625. See Item 6 for a more complete description of the Agreement and the Warrants.

109178103                                                     Page 9 of 16 Pages

         The source of funds used for the purchases of the Common Stock and the Warrants by GAPCO II was contributions from partners.

         Item 4. Purpose of Transaction.

         GAPCO II acquired the shares of Common Stock and the Warrants for investment purposes and the Reporting Persons hold the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP LP, GAP III, GAP-Brigham and GAPCO II each own of record 2,679,418 shares of Common Stock, no shares of Common Stock, 127,725 shares of Common Stock and 975,610 shares of Common Stock, respectively, or 15.7%, 0%, 0.8% and 5.7%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, GAPCO II owns Warrants to purchase 325,203 shares of Common Stock or 1.9% of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that (i) Stephen P. Reynolds, as President of GAP III and general partner of GAP-Brigham, is authorized and empowered to vote and dispose of the securities held by GAP LP and GAP-Brigham, respectively, (ii) Messrs. Reynolds, Denning, Hodgson and Ford are directors of GAP III and (iii) GAPCO II is an affiliate of GAP III and GAP-Brigham, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record.

109178103                                                    Page 10 of 16 Pages

Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 4,107,956 shares of Common Stock or 24.1% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 4,107,956 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAPCO II General Partners and GAP III, through its board of directors, are affiliated entities, and, therefore, may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

109178103                                                    Page 11 of 16 Pages

         On February 22, 2000, the Company, GAPCO II, Special Situations and Aspect entered into the Agreement, pursuant to which GAPCO II purchased 975,610 shares of Common Stock at a price per share of $2.0525 for an aggregate purchase price of $2,002,439.53 and the Warrants. Each Warrant entitles the holder thereof to purchase one fully paid and nonassessable share of Common Stock of the Company at the exercise price of $2.565625, subject to adjustment in certain circumstances. The Warrants may be exercised immediately in whole or in part, at any time and from time to time until 5:00 P.M. on February 22, 2003 (the "Expiration Date").

         The Agreement requires the Company to use its reasonable best efforts, within 90 days of the Closing Date, to register for sale under the Securities Act of 1933, as amended (the "Securities Act") the shares of Common Stock, the Warrants, and shares of Common Stock issuable upon exercise of the Warrants (collectively, the "Registrable Securities"), acquired by GAPCO II, at the expense of the Company. These rights include "piggy back" rights to include the Registrable Securities in Securities Act registrations effected by the Company, as well as certain "demand" registration rights.

         The foregoing summaries of the Agreement and the Warrant are qualified in their entirety by reference to Exhibits 3 and 4 which are incorporated herein by reference.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

109178103                                                    Page 12 of 16 Pages


         Exhibit 2: Power of Attorney dated December 31, 1999 appointing Thomas
                    J. Murphy Attorney-In-Fact for GAPCO II.

         Exhibit 3: Securities Purchase and Registration Rights Agreement, dated
                    February 22, 2000 among the Company, GAPCO II, Special Situations and Aspect.

         Exhibit 4: Form of Warrant Certificate dated February 22, 2000.

109178103                                                    Page 13 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 3, 2000.


                                   GENERAL ATLANTIC PARTNERS III, L.P.

                                   By: GAP III INVESTORS, INC.,
                                       Its general partner

                                       By: /s/ Thomas J. Murphy
                                           --------------------
                                           Name:  Thomas J. Murphy
                                           Title: Secretary


                                   GAP III INVESTORS INC.

                                   By: /s/ Thomas J. Murphy
                                       --------------------
                                       Name:  Thomas J. Murphy
                                       Title: Secretary


                                   GAP-BRIGHAM PARTNERS, L.P.

                                   By: /s/ Stephen P. Reynolds
                                       -----------------------
                                       Name:  Stephen P. Reynolds
                                       Title: General Partner


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By: /s/ Thomas J. Murphy
                                       --------------------
                                       Name:  Thomas J. Murphy
                                       Title: Attorney-In-Fact